

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2019

Thomas Morey
Executive Vice President and General Counsel
Park Hotels & Resorts Inc.
1775 Tysons Blvd.
7th Floor
Tysons, VA 22102

     Re: Park Hotels & Resorts Inc.
         Form S-4
         Filed June 14, 2019
         File No. 333-232123

Dear Mr. Morey :

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Stacie Gorman at 202-551-3585 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate and
          Commodities

cc: Paul D. Manca, Esq.